







INVEST IN **MINNESOTA SOCCER HOLDINGS**

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Be an owner of a soccer team. The first community owned MN women's soccer team.

WOMEN'S SOCCER

mnwoso.com Saint Paul MN

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OVERVIEW UPDATES WHAT PEOPLE SAY 132 ASK A QUESTION 12

Highlights

1. This is a rare opportunity to become a legitimate owner of a soccer club in the US.
2. Long-term growth of women's soccer
3. 2 members of the board of directors will be elected by the community investors.
4. Community investors will have a say in the branding of the new club.

Our Team

Andrea Yoch President and Co-Founder

Andrea Yoch, President of Andrea Yoch & Co. is an experienced Marketing professional specializing in small business, media, sports and entertainment.

Women's soccer is growing at an amazing rate. We see an opportunity to launch a women's team directed toward young professionals, to the fans already flocking to Men's soccer in the US.

Susan Earle CFO

Susan Earle has worked in public sector finance and budgeting for over 10 years. She lives in

LEAD INVESTOR

Hwa Jeong Kim

Invested $1,000 this round

Learn about Lead Investors

Hwa Jeong Kim says, "My name HwaJeong Kim and I am a Saint Paul resident and an active community organizer in the North End neighborhood. My family consists of my cat Zora, a ridiculously lovable puggle named Kepler, and my partner Steven Carlson. I am currently the executive director at Minnesota Voice and a fan of Equal Time Soccer and I am incredibly proud to be the lead community investor for the Minnesota Women's Soccer Team.

Growing up, like so many children my age, I played soccer with the 1999 World Cup Champion US Women's National Team highlight reel playing in my head. Seeing the women of our country represent the very best of the sport made us all dream about what was possible.

But as the US has continued to dominate at the global stage, we have yet to see that dominance translate into professional quality opportunities for women in markets like the Twin Cities and similar markets across the country. Players seeking to develop into world class professionals are left to either be at that level at age 21 and make the jump to the NWSL and national team or take winding roads overseas in hopes of eventually making that jump.

It's clear that more local investment is needed to build a mature development system that can give local players a chance to be showcased closer to home, and the Minnesota Women's Soccer Team and the USL W League is ready to make that investment.

In many ways, Minnesota being the first place to have a community owned women's soccer team makes perfect sense. The community here fills the stands at Elizabeth Lyle Robbie Stadium to support Big Ten Championship Gopher Soccer teams showcasing some of the best Minnesota women's soccer players each fall. It's supported countless iterations of professional men's teams through multiple leagues, team names, and venues. It's helped make the Minnesota Lynx into one of the most successful franchises in all of sports.

This opportunity, to take our community's passion and invest it directly into new opportunities for our best women's soccer players, is both incredibly unique and entirely fitting for what we do as Minnesotans — and I want you to join me in making it happen.

I'm investing in the Minnesota Women's Soccer Team because I want our top college players, no matter which program they play for, to have a professional level team to play for over the summer as they continue developing. I want our best aspiring professionals to come home from overseas — when the traditional European calendar has leagues on their break — and have a chance to showcase themselves in the US and in their own community. And I want every young soccer player in Minnesota to be able to watch a diverse set of local women competing at the highest level so they can experience what I experienced — except this time, it will be happening in their own back yard."



Minneapolis with her family, and is excited to be a part of such an awesome women's soccer organization and community.



Elisa Vicuna   Co-Founder, Board Member

Co-founder and futbol lover.



Andrea Carroll-Franck   Co-Founder, Board Member

Life-long soccer player, long time coach, forever fan. Thrilled that co-founding this team is a dream come true!



Wes Burdine   Co-Founder, Board Member

Owner of The Black Hart of Saint Paul, the world's foremost queer soccer bar.



Matt Privratsky   Co-Founder, Board Member

Matt Privratsky is currently the aide to St. Paul City Councilmember Mitra Jalali at City of Saint Paul. Founder of Equal Time Soccer.



Allie Reinke   Co-Founder

Graphic Designer specializing in Brand Identity. Gopher Soccer Alum.



Rob Spence   Co-Founder

St. Paul marketing communications consultan and President of St. Paul Blackhawks



Matthew Bergeron   Co-Founder

Matthew Bergeron is an attorney with the Twin Cities law firm of Larkin Hoffman Daly Lindgren where he practices in the firm's health care and government relations practice groups.

Pitch





COMING IN 2022

- The first women's team in Minnesota in the new USL W League
- Starting play May 2022
- Pre-Professional league producing the next generation of US Soccer's stars
- Founded by Minnesotans that believe in creating more opportunities for women on and off the field
- Committed to equality and community reinvestment
- Women led, community owned

For Community, By Community.

We're building a club of community owners.



With a base in the community, we can work in and amongst the community with a social mission to use soccer as a platform for elevating women and girls throughout Minnesota.

Investors are not just fans. Community owners will be integral to building and sustaining that mission. Two board seats will be elected from the community investors.



Why Now?

Women's soccer continues to exponentially grow, but most of its potential is *untapped.*	Lower Division Men's Soccer continues to grow	Soccer is the future for Generation Alpha (2021 CNBC)
- There are only *12 professional teams in the US.* - NWSL viewership is up 500% YOY and 152% rise in social media engagement	- USL saw 500% rise in TV viewership & 39% rise in social media engagement - While men's clubs have found success in lower divisions, almost no attempts have been made to build a grassroots women's soccer team.	- Morning Consult found that soccer is the No. 1 participation sport in the US. - 73% of parents are encouraging their kids to play sports, and 65% encourage them to be sports fans.



FOR THE FUTURE.





As women's soccer continues to grow, so will we. We want to build a club like no one else has seen: a women's soccer team that we can build from the ground up to a full professional club.

The journey to the pitch starts now and you have a rare opportunity to not just cheer for a new team, but have stakes in it.

FOUNDERS.


ANDREA YOCH
President/CEO


SUSAN EARLE
CFO


ELISA VICUÑA


ANDRÉA CARROLL-FRANK


WES BURDINE


MATT PRIVRATSKY


MATTHEW BERGERON
Legal Counsel


ROB SPENCE


ALLIE REINKE



